Exhibit 77O

THE ROYCE FUND

Trade Date	Company Name	Ticker	Broker	Members of Selling Syndicate	Price	Total Shares Purchased	Compliance with Rule 10f-3
2/06/04	AlphaSmart Inc.	ALSM	Jefferies & Co.	Jefferies & Company, Inc., William Blair & Company, Legg Mason Wood Walker	$6.00	321,200	Yes
3/24/04	Molina Healthcare Inc.	MOH	Banc of America	Banc of America Securities LLC, CIBC World Markets, SG Cowen; Legg Mason Wood Walker	$28.00	100,000	Yes